


Josh Terry · 3rd
Writer

Talks about #writing, #investing, #productivity, #learningtheory, and #personaldevelopement

Austin, Texas, United States · **Contact info**

617 followers · **443** connections

 **Self Employed**

Experience


Coach
Self Employed
Sep 2018 – Present · 3 yrs 5 mos

Education


University of Miami
Bachelor's degree, Violin Performance
2010 – 2012


St. Petersburg College
Associate's degree, Violin, Music Composition, Marketing, Music Technology, Music Production
2005 – 2010